Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated February 3, 2010 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company” and “we”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On February 3, 2010, the Company filed a Current Report on Form 8-K. The Current Report on Form 8-K includes, among other things, a summary of material agreements entered into by the Company.

Indenture
     On February 3, 2010, Coleman Cable, Inc. (“Coleman Cable”) and certain of its subsidiaries (the “Subsidiary Guarantors” and, together with Coleman Cable, the “Guarantors”) entered into an indenture (the “Indenture”) with Deutsche Bank National Trust Company, as trustee, relating to the issuance by Coleman Cable of $235 million aggregate principal amount of 9% senior notes due 2018 (the “Notes”). The Notes were sold in a private placement transaction, have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.
     The terms of the Notes are governed by the Indenture. The Notes will mature on February 15, 2018 and interest on the Notes will accrue and be payable semi-annually on each February 15 and August 15, commencing August 15, 2010. Interest will accrue at a rate of 9% per annum. The Notes are senior unsecured obligations of Coleman Cable and certain Subsidiary Guarantors. The Notes will yield gross proceeds to Coleman Cable of approximately $231.7 million.
     Coleman Cable may redeem some or all of the Notes, at its option, in whole or in part from time to time, on or before February 15, 2014 at a price equal to 100% of the principal amount of the Notes redeemed plus any accrued and unpaid interest and a “make whole premium.” Coleman Cable may redeem the Notes at its option, in whole or in part at any time on or after February 15, 2014, at redemption prices of 104.500% and 102.250% of the principal amount thereof if the redemption occurs during the 12 month periods beginning on February 15 of the years 2014 or 2015, respectively, and a redemption price of 100% of the principal amount thereof on or after February 15, 2016, in each case, plus accrued and unpaid interest to the redemption date. In addition, on or prior to February 15, 2013, Coleman Cable may, at its option, use the net cash proceeds of one or more public equity offerings to redeem up to 35% in aggregate principal amount of the Notes at a redemption price of 109.0000% of the principal amount of Notes to be redeemed, plus accrued and unpaid interest to the redemption date.
     Upon the occurrence of a change of control triggering event, defined in the Indenture, if Coleman Cable has not redeemed the Notes pursuant to the redemption provisions described above, each holder of Notes will have the right to require Coleman Cable to make an offer to repurchase the Notes at a redemption price of 101% of the principal amount thereof, plus any accrued and unpaid interest to the repurchase date.
     The Indenture contains customary covenants that limit the ability of Coleman Cable and its restricted subsidiaries (as defined in the Indenture), among other things, to:
•	incur additional indebtedness;

•	make restricted payments;

•	create liens;

•	pay dividends;

•	consolidate, merge or sell substantially all of their assets;

•	enter into sale and leaseback transactions; and

•	enter into transaction with affiliates.
The indenture contains customary events of default, including:
•	failure to make required payments;

•	failure to make interest payments;

•	failure to comply with certain agreements or covenants;

•	failure to pay, or acceleration of, certain other material indebtedness;

•	failure to pay certain judgments; and

•	certain events of bankruptcy and insolvency.
An event of default under the Indenture will allow either the trustee or the holders of at least 25% in principal amount of outstanding Notes to accelerate, or in certain cases, will automatically cause the acceleration of, the amounts due under the Notes.

     Coleman Cable used a portion of the proceeds from the sale of the Notes to (i) fund the discharge of 88.64% of the approximately $225 million aggregate principal amount outstanding of Coleman Cable’s 9.875% senior notes due 2012 (the “2012 Notes”) pursuant to Coleman Cable’s cash tender offer and consent solicitation and (ii) pay fees and expenses associated with the Note offering. Coleman Cable will use the remaining proceeds from the sale of the Notes to fund the repurchase, repayment or other discharge of any remaining 2012 Notes, including associated fees and expenses.
Registration Rights
     In connection with the issuance of the Notes, Coleman Cable, the Subsidiary Guarantors and the initial purchasers of the Notes entered into a registration rights agreement dated February 3, 2010 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, Coleman Cable and the Subsidiary Guarantors agreed, among other things, to use their commercially reasonable efforts to file and cause to become effective an exchange offer registration statement with the Securities and Exchange Commission (“SEC”) with respect to a registered offer (the “Exchange Offer”) to exchange the Notes for notes substantially identical in all material respects to the Notes. Under certain circumstances, in lieu of a registered exchange offer, Coleman Cable and the Subsidiary Guarantors have agreed to file a shelf registration statement with the SEC with respect to the resale of the Notes. In the event a registration default occurs, as defined in the Registration Rights Agreement, the annual interest rate borne by the Notes will be increased initially by 0.25% per year and by an additional 0.25% per year for any subsequent 90-day period until all registration defaults are cured, up to a maximum additional interest rate of 1.0% per year.
Supplemental Indenture
     On February 3 2010, Coleman Cable, the Subsidiary Guarantors from time to time party thereto and Deutsche Bank Trust Company Americas, as Trustee, executed a supplemental indenture (the “Supplemental Indenture”) amending the indenture, dated as of September 28, 2004 relating to the 2012 Notes. The execution of the Supplemental Indenture was accomplished as a result of the receipt of tenders and related consents from the holders of at least a majority in principal amount of the 2012 Notes in response to Coleman Cable’s previously announced tender offer and consent solicitation.
     The Supplemental Indenture amends the indenture governing the 2012 Notes to delete or make less restrictive substantially all of the restrictive covenants contained in such requirements, to delete events of default relating to certain covenant defaults, cross-defaults and judgments against Coleman Cable, and to make conforming and related changes to the indenture. 2012 Notes tendered in response to the tender offer prior to 5:00 p.m., New York City time, on February 2, 2010 can no longer be withdrawn.
Forward-Looking Statements
     Various statements included in this Supplement, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact constitute forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “believes,” “plans,” “anticipates,” “expects,” “estimates,” “continues,” “could,” “may,” “might,” “potential,” “predict,” “should,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about Coleman Cable’s expectations, beliefs, plans, objectives, assumptions or future events, financial results or performance contained in this release are forward-looking statements. Coleman Cable has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While Coleman Cable believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in Coleman Cable’s most recent Annual Report on Form 10-K (available at www.sec.gov), may cause its actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.
     In addition, any forward-looking statements represent Coleman’s views only as of today and should not be relied upon as representing its views as of any subsequent date. While Coleman may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its estimates change and, therefore, you should not rely on these forward-looking statements as representing Coleman’s views as of any date subsequent to today.